EXHIBIT 12.1

Kite Realty Group Trust

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Years ended December 31
	2014	2013	2012	2011	2010
Earnings:
Net (loss) income from continuing operations	$(16,452)	$(726)	$(11,455)	$3,753	$(9,256)
Add:
Income taxes expense (benefit)	24	262	(106)	(1)	266
Fixed charges, net of capitalized interest	45,549	28,026	23,423	21,660	24,859
Less:
Income (loss) from unconsolidated entities	—	—	—	4,320	—
Earnings before fixed charges and preferred dividends	$29,121	$27,562	$11,862	$21,092	$15,869

Fixed charges:
Interest expense	$45,513	$27,994	$23,392	$21,625	$24,831
Capitalized interest	4,789	5,081	7,444	8,487	8,807
Interest within rental expense	36	33	31	34	28
Total fixed charges	$50,338	$33,108	$30,867	$30,146	$33,666
Preferred dividends	8,456	8,456	7,920	5,775	377
Total fixed charges and preferred dividends	$58,794	$41,564	$38,787	$35,921	$34,043

Ratio of earnings to fixed charges and preferred dividends	(1)	(2)	(3)	(4)	(5)

(1)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2014 was $29.7 million.  The calculation of earnings includes $121.0 million of non-cash depreciation expense.

(2)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2013 was $14.0 million.  The calculation of earnings includes $54.5 million of non-cash depreciation expense.

(3)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2012 was $26.9 million.  The calculation of earnings includes $38.8 million of non-cash depreciation expense and a $8.0 million non-cash remeasurement loss on consolidation of Parkside Town Commons, net.

(4)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2011 was $14.8 million.  The calculation of earnings includes $33.1 million of non-cash depreciation expense.

(5)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2010 was $18.2 million.  The calculation of earnings includes $36.1 million of non-cash depreciation expense.